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Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

May 24, 2013

VIA EDGAR AS CORRESP

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Preliminary Proxy Statement of
Qualstar Corporation
Filed as PREC14A on May 24, 2013
File No. 005-61195

Ladies and Gentlemen:

On behalf of our client, Qualstar Corporation, a California corporation (“Qualstar”), and pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Qualstar is hereby filing with the Securities and Exchange Commission (the “SEC”), its Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “Qualstar Proxy Materials”). The Qualstar Proxy Materials have been filed with the SEC using EDGAR tag PREC14A. All capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Qualstar Proxy Materials.

The Qualstar Proxy Materials will be furnished to Qualstar’s shareholders in connection with the solicitation by Qualstar of proxies therefrom to be used at the 2013 Annual Meeting of Shareholders of Qualstar and at any and all adjournments, postponements, continuations or re-schedulings thereof (the “2013 Annual Meeting”). At the 2013 Annual Meeting, shareholders will be asked to vote on, among other matters, the election of five directors for one-year terms. Qualstar intends to solicit proxies in support of, among other matters, the election of five nominees recommended by the Board of Directors (the “Qualstar Board”) of Qualstar (the “Qualstar Nominees”). Each of the Qualstar Nominees has consented to serve as such, to being named in Qualstar Proxy Materials and to serve as a director of Qualstar if elected.

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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

May 24, 2013

In addition to the election of directors at the 2013 Annual Meeting, the other items of business intended to be presented include the following: (i) the ratification of the adoption by the Qualstar Board of the Rights Agreement, dated February 5, 2013, by and between Qualstar and Corporate Stock Transfer, Inc., as Rights Agent; (ii) the authorization of the Qualstar Board to adjourn the 2013 Annual Meeting in the event the meeting is convened and a quorum is present but there are not sufficient votes to ratify the adoption of the Rights Agreement, in order to enable the Qualstar Board to solicit additional proxies; (iii) the approval of the amendment and restatement of the Qualstar Corporation 2008 Stock Incentive Plan; and (iv) the approval of the appointment of SingerLewak LLP as the independent registered public accounting firm to audit Qualstar’s financial statements for the fiscal year ending June 30, 2013.

On January 18, 2013, Qualstar received a written notice (the “Nomination Notice”) from BKF Capital Group, Inc., a Delaware corporation and an entity controlled by Steven N. Bronson (collectively, the “BKF Capital Group”), that it intends to nominate six (6) nominees (the “BKF Nominees”) for election as directors of Qualstar at the 2013 Annual Meeting. Specifically, the BKF Capital Group nominated the following persons for election to the Qualstar Board at the 2013 Annual Meeting: Steven N. Bronson, Edward J. Fred, Sean M. Leder, David J. Wolenski, Alan B. Howe and Maria Fregosi. Accordingly, while Qualstar does not know whether the BKF Capital Group will in fact solicit proxies or nominate persons for election as directors at the 2013 Annual Meeting, Qualstar is filing the Qualstar Proxy Materials with the expectation that the BKF Capital Group will conduct a solicitation in opposition to the nominees recommended by the Qualstar Board in connection with the 2013 Annual Meeting.

* * * * * *

If the Staff of the SEC has any questions or comments regarding the accompanying Preliminary Proxy Statement or any aspects of Qualstar’s solicitation of proxies referred to therein, please telephone the undersigned, counsel to Qualstar, at (202) 239-3679. Facsimile transmissions may be sent to the undersigned at (202) 654-4879.

Very truly yours,

Keith E. Gottfried

Enclosures

cc:      Lawrence D. Firestone (Chief Executive Officer – Qualstar Corporation)

           J.D. Pirnot (Corporate Secretary - Qualstar Corporation)